VYSTAR CORPORATION 8-K

Exhibit 3.1

ARTICLES OF AMENDMENT

TO THE

ARTICLES OF INCORPORATION

OF

VYSTAR CORPORATION

Pursuant to Section 14-2-1002 of the Georgia Business Corporation Code, the corporation hereinafter named (the “Corporation”), does hereby adopt the following Articles of Amendment.

ARTICLE ONE

The name of the corporation is Vystar Corporation (the “Corporation”).

ARTICLE TWO

The Articles of Incorporation of Vystar Corporation are hereby amended by deleting Section 3.1 of Article III of Amended and Restated Articles of Incorporation of Vystar Corporation and substituting in lieu therefore the following language:

Section 3.1. The Corporation shall have authority to issue two classes of shares to be designated respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is Six Hundred Fifteen Million (615,000,000) shares of which Six Hundred Million (600,000,000) shall be Common Stock and Fifteen Million (15,000,000) shall be Preferred Stock. Each share of Common Stock shall have a par value of $0.0001, and each share of Preferred Stock shall have a par value of $0.0001. The Preferred Stock authorized by the Articles of Incorporation may be issued from time to time in one or more series, each of which shall have such designation(s) or title(s) as may be fixed by the Board of Directors of the Corporation (the “Board of Directors”) prior to the issuance of any shares thereof. The Board of Directors is hereby authorized to fix or alter the dividend rates, conversion rights, rights and terms of redemption, including sinking fund provisions, the redemption price or prices, voting rights and liquidation preferences of any wholly unissued series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or any of them. The rights, powers, preferences, limitations and restrictions, if any, accompanying such shares of Preferred Stock shall be set forth by resolution of the Board of Directors providing for the issue thereof prior to the issuance of any shares thereof, in accordance with the applicable provision of the Georgia Business Corporation Code. Each share of any series of Preferred Stock shall be identical with all other shares of such series, except as to the date from which dividends, if any, shall accrue.

ARTICLE THREE

The amendment provided for herein was duly adopted by the Shareholders of the Corporation on April 18, 2018, in accordance with Section 14-2-1002 of the Georgia Business Corporation Code.

VYSTAR CORPORATION

By:	/s/ Steven Rotman
Name:	Steven Rotman
Title:	President and CEO